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                 NATIONAL INVESTORS CASH MANAGEMENT FUND, INC.
                       SHAREHOLDER SERVICING PLAN (PLAN)

        Section 1. Upon the recommendation of Waterhouse Asset Management, Inc. ("Waterhouse"), the investment manager of National Investors Cash Management Fund, Inc. (the "Fund"), any officer of the Fund is authorized to execute and deliver, in the name and on behalf of the Fund, written agreements based substantially on the forms attached hereto as Appendix A or any other form duly approved by the Fund's Board of Directors ("Agreements") with securities dealers, financial institutions, and other industry professionals that are dealers of record or holders of record or that have a servicing relationship with the beneficial owners of Fund shares ("Service Organizations") in any of the Fund's portfolios offering such shares (the "Portfolios") provided that any modifications of services listed in the Agreement shall be presented for approval or ratification by the Directors at the next regularly scheduled Board Meeting. Pursuant to such Agreements, Service Organizations shall provide shareholder support services as set forth therein to their clients who beneficially own shares of the Portfolios in consideration of a fee, computed monthly in the manner set forth in the Agreements, at an annual rate of up to
 .25% of the average daily net asset value of the Fund shares beneficially owned by or attributable to such clients. Certain affiliates of Waterhouse, including Waterhouse Securities, Inc., are eligible to become Service Organizations and to receive fees under this Plan. All expenses incurred by a Portfolio in connection with the Agreements and the implementation of this Plan shall be borne entirely by the holders of the shares of the particular Portfolio involved.

        Section 2. Waterhouse shall monitor the arrangements pertaining to the Funds Agreements with Service Organizations. Waterhouse shall not, however, be obligated by this Plan to recommend, and the Fund shall not be obligated to execute, any Agreement with any qualifying Service Organization.

        Section 3. Unless sooner terminated, this Plan shall continue in effect for a period of one year from its date of execution and shall continue thereafter for successive annual periods, provided that such continuance is specifically approved by a majority of the Board of Directors, including a majority of the Directors who are not interested persons, as defined in the Investment Company Act of 1940, as amended (the "Act"), of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the "Disinterested Directors").

        Section 4. This Plan may be amended at any time with respect to any Portfolio by the Fund's Board of Directors, provided that any material amendment of the terms of this Plan (including a material increase of the fee payable hereunder) shall become effective only upon the approval of a majority of the Disinterested Directors.

        Section 5. This Plan is terminable at any time with respect to any Portfolio by vote of a majority of the Disinterested Directors.

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Section 6. The Fund will preserve copies of this Plan, Agreements, and any written reports regarding this Plan presented to the Board of Directors (collectively, "Records") for a period of not less than six years from the end of the fiscal year in which such Records were made and each such Record shall be kept in an easily accessible place for the first two years of said recordkeeping.